

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics plc
191 Wood Lane
London W12 7FP
United Kingdom

　　　　　Re:　Autolus Therapeutics plc
　　　　　　　　Form 10-K for Fiscal Year Ended December 31, 2023
　　　　　　　　File No. 001-38547

Dear Christian Itin Ph.D.:

　　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　Office of Life Sciences